UTAH MEDICAL PRODUCTS, INC.


13001014





2012
Annual Report

UTAH MEDICAL PRODUCTS, INC.

Utah Medical Products, Inc., with particular interest in health care for women and their babies, develops, manufactures and markets a broad range of disposable and reusable specialty medical devices recognized by clinicians in hundreds of countries around the world as the standard for obtaining optimal long term outcomes for their patients.



42
28
14
0
08
09
10
11
12

NET SALES
(millions of dollars)



24
16
8
0
08
09
10
11
12

GROSS PROFITS
(millions of dollars)



15
10
5
0
08
09
10
11
12

OPERATING PROFITS
(millions of dollars)

5 Year Summary of Operations

(In thousands, except per share amounts)

	2012	2011	2010	2009	2008
Net sales	$41,552	$37,860	$25,121	$25,916	$27,782
Net income	10,169	7,414	6,014	6,258	7,205
Total assets	76,935	76,389	41,238	41,754	38,821
Long-term debt	9,003	16,242	909	1,403	1,828
Stockholders' equity	50,972	40,757	37,792	37,981	34,805
Earnings per common share (diluted)	$ 2.74	$ 2.03	$ 1.65	$ 1.72	$ 1.86
Cash dividends per share	$ .97	$ .95	$ 1.67	$ .93	$ .91
Weighted average common shares (diluted)	3,711	3,645	3,643	3,630	3,878


10
7.5
5.0
2.5
0
08 09 10 11 12
NET INCOME
(millions of dollars)

Quarterly Income Statement Summaries

(In thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012				
Net sales	$ 11,206	$10,055	$10,489	$ 9,832
Gross profit	6,738	6,071	6,477	6,021
Net income	2,789	2,401	2,721	2,259
Earnings per share	$ .76	$ .65	$ .73	$ .61
2011				
Net sales	$ 6,793	$10,377	$10,784	$ 9,907
Gross profit	3,710	6,260	6,518	5,913
Net income	1,336	1,982	2,237	1,858
Earnings per share	$ .37	$ .54	$ .61	$ .51
2010				
Net sales	$ 6,436	$ 6,276	$ 6,201	$ 6,208
Gross profit	3,323	3,267	3,336	3,284
Net income	1,527	1,467	1,512	1,509
Earnings per share	$ .42	$ .40	$ .42	$ .41


3.00
2.00
1.00
0
08 09 10 11 12
EARNINGS PER SHARE
(dollars)

To Our Shareholders

In 2012, Utah Medical Products, Inc. (UTMD) set a new standard for profitability and positive cash flow for the Company. This was accomplished as a result of substantially improved productivity and growth by UTMD's foreign subsidiaries, in addition to the continued predictable excellent performance of Utah operations. Consolidated net income increased 37% relative to the prior year. EBITDA (earnings before interest, taxes, depreciation and other noncash expenses) were $18.7 million.

Beginning in 2013, the U.S. government is imposing a special excise tax on companies in the medical device industry. The Medical Device Excise Tax (MDET), a component of the Patient Protection and Affordable Care Act (commonly known as Obamacare), is 2.3% of domestic sales of medical devices listed with the FDA. Medical devices designed for human use will be taxed, whether or not they are sold for human use, e.g. veterinarian uses or laboratory use are also taxed. Because the MDET is imposed on revenues, not profits, for a company with a 33% EBT margin, the excise tax is equivalent to a 7% income tax rate. (For a less profitable company, the comparable income tax rate would be higher.) This, in effect, increases UTMD's income tax rate from about 36% after exclusions and deductions for its U.S. business to 43% in 2013. In comparison, the corporate income tax rate in the UK will decline from 24% to 23% on April 1, 2013 - twenty percentage points differential!

The broader issue is the clear negative impact the MDET will have on an industry that has been a leader in U.S. job creation and the improvement in quality of medical care for the public health. Please note that the medical device industry is an oligopoly. A couple dozen large companies, probably on the government's "too big to fail" list, comprise about 50% of industry sales, and a couple thousand smaller companies comprise the other 50%. Over half of the smaller companies are not profitable. Where do you think the innovation and job creation occurs? For an unprofitable company, the MDET represents an infinite income tax rate. I predict that many of these small, innovative companies will not survive. I suppose the thinking of our legislators is that the goose that lays the golden eggs will still be prolific after it's dead. No doubt the large companies are happy that the government is helping reduce their competition. The impact of the tax will be felt beyond 2.3% of sales, as costs associated with administering, tracking, collecting and paying the tax will be significant.

The justification for the MDET given by lawmakers is that medical device companies will enjoy greater sales, and they therefore should share in subsidizing the cost of Obamacare. The evidence from UTMD's perspective is quite the opposite: fewer of UTMD's physician preference devices are being used as U.S. hospitals struggle to hold out-of-pocket costs down under Obamacare. It's become much more difficult to gain access to clinical users and introduce new product concepts. Despite much rhetoric, there is minimal consideration being given to patient safety trade-offs, risk of complications and longer term health care consequences. According to the news media, 8,000 new IRS auditors have been hired by the government to monitor compliance and help enforce the MDET, each, of course, being paid taxpayer-funded salary and government benefits well in excess of twice the average salary and benefits of Utah employees who actually produce devices which benefit the U.S. public.

Despite my complaints, the MDET should not represent a significant negative impact on UTMD shareholders. Just 33% of consolidated sales will be subject to the tax, and the resulting MDET will decrease eps only by about six cents per share. Quite simply, we have been focusing on growing our business outside the U.S. And, because of the increased burden on smaller companies, perhaps the tax will provide additional acquisition opportunities that will benefit UTMD shareholders.

As you might recall, UTMD borrowed $26.9 million from JP Morgan Chase in March 2011 to help finance the $41 million acquisition of Femcare. Although this substantially changed the debt ratio of UTMD's balance sheet at the time, the borrowing without diluting shareholders to make the acquisition has substantially improved shareholder value. As of the end of 2012, UTMD has repaid 52% of the loan principal. The current loan market remains favorable for borrowers. UTMD is again in shape with the financial ability without diluting shareholders, and management time, to make additional acquisitions.

For the details of how UTMD's consolidated financials have changed, please refer to the Management Discussion & Analysis (MD&A) section of this report and UTMD's 2012 SEC Form 10-K available at ***http://www.utahmed.com.***

The SEC Form 10-K MD&A section also describes management's current projections for 2013 performance. 52% of total sales in 2012 were outside the U.S. We expect that ratio to continue to grow in 2013. In the U.S., UTMD's largest customer, Cooper Surgical Inc, our U.S. distributor for the Filshie Clip System, projects $650,000 lower purchases in 2013. Because of the Cooper sales decline, increases in the variable costs of manufacturing and the MDET, UTMD's continued success in 2013 will depend more on operational excellence than on overall sales growth. Share repurchases and another acquisition are not included in the projections, but remain possibilities that would enhance performance.

I hope shareholders expect that after such an outstanding year of eps growth in 2012, UTMD's performance will stabilize in 2013 as we deal with the significant headwinds facing the industry, until we are able to exploit opportunities for another step up in performance. Our management focus, as always, will be on growing eps and shareholder value, as we have done with eps actually growing, on the average, by 17% annually compounded per year over the last 26 years.

Thank you again for being a shareholder of UTMD.



Kevin L. Cornwell
Chairman & CEO

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Currency amounts are in thousands except per-share amounts and where noted)

The following comments should be read in conjunction with the accompanying financial statements.

Overview

In 2012, sales, gross profits, operating profits, net income and earnings per share were substantially higher compared to 2011. On March 18, 2011, UTMD acquired Femcare (see note 6). The comparison between 2012 and 2011 is affected by the fact that 2011 results only include the business activity of Femcare Group Ltd after March 17, 2011:

	2012	2011	change
Net Sales	$ 41,552	$ 37,860	9.8%
Gross Profit	25,307	22,400	13.0%
Operating Income	15,196	11,842	28.3%
Income Before Tax	14,537	11,080	31.2%
Net Income	10,169	7,414	37.2%
Earnings per Share	2.740	2.034	34.7%

A comparison of profit margins in 2012 to 2011 follows:

	2012	2011
Gross Profit Margin	60.9%	59.2%
Operating Income Margin	36.6%	31.3%
Net Income Margin	24.5%	19.6%

The Company's continued excellent profitability in 2012 allowed it to pay down the five-year term loans that it incurred to finance the purchase of Femcare Group Ltd in March 2011 faster than required, while retaining UTMD's programs of dividend payments to its shareholders and share repurchases.

With regard to UTMD's four product categories, sales in gynecology/ urology products was its highest category in both 2011 and 2012. In 2012, gynecology/ urology, neonatal, blood pressure monitoring/ accessories and labor & delivery device sales were 56%, 16%, 16%, and 12% of total sales, respectively. In 2011, the same product categories were 51%, 18%, 16% and 15% of total sales, respectively. *Simply stated, with the acquisition of Femcare,* UTMD is now much more a gynecology medical device company. The Company's 2013 new product development activities will reflect that change in emphasis.

The improvement in gross profit margin (GPM) and operating profit margin (OPM) in 2012 was due to realization of operating synergies from the Femcare acquisition. The GPM benefited from direct sales in Ireland and the UK of Utah devices which were previously sold through distributors, from better utilization of manufacturing capabilities in Ireland due to pulling in work previously subcontracted out to third parties by Femcare and from a more favorable product mix over a full year compared to 80% of the prior year. The higher OPM in 2012 was due to 1) higher GPM, 2) lack of acquisition expenses experienced in the prior year, 3) improved productivity of S&M and G&A resources, and 4) a dilution of foreign subsidiary operating expenses when consolidating into U.S. Dollar (USD) terms as a result of a stronger USD.

UTMD's Net Income Margin (NIM) was up due to the higher OPM, lower interest expense resulting from lower loan balances and a lower income tax provision. The effective consolidated income tax provision rate for 2012 was three percentage points lower than in 2011 due to a lower corporate income tax rate in the UK, a higher portion of pretax income in the lower taxed sovereignties of Ireland and the UK and a favorable income tax accrual adjustment in Ireland.

2012 earnings per share (EPS) of $2.74 were slightly more diluted than in 2011 by the exercise of employee options. The number of diluted shares for calculating eps were up 1.8% from 2011. Over the years, UTMD has been able to effectively offset dilution from its option plans, which were approved by shareholders, by its share repurchase program, which remains UTMD's objective going forward.

There were a few significant changes in UTMD's Balance Sheet at December 31, 2012 from December 31, 2011. Current assets increased $1.5 million (cash & investments increased $2.3 million, while inventories decreased $0.7 million), current liabilities decreased $1.8 million and notes payable declined $7.2 million. Shareholders' Equity increased $10.2 million net of cash dividends paid to shareholders of $3.6 million and share repurchases of $0.5 million.

Measures of the Company's liquidity and overall financial condition improved in 2012 as UTMD reduced its debt. UTMD's current ratio (current assets to current liabilities) increased to 2.4 at the end of 2012 from 1.8 a year earlier, and the total debt ratio (total liabilities to total assets) declined to 34% from 47% at the end of 2011. Cash generation remained strong enough to increase quarterly cash dividend payout rate to shareholders by 2% and repurchase 15,000 shares while at the same time paying down the loan principal balances more rapidly than required. Ending days in accounts receivable improved to 35 from 41. Inventory balances were 13% lower at year-end 2012 than at the end of 2011. The return on average shareholders' equity (prior to the payment of dividends) increased to 22% in 2012 compared to 19% for 2011.

Management's Discussion and Analysis *(continued)*

Productivity of Assets and Working Capital

a) Assets. Year-end 2012 total assets were $76,935 compared to $76,389 at the end of 2011. Current assets increased $1,519 due to a $2,337 increase in cash, offset by decreases in receivables and inventories. The two components of Femcare intangibles at year-end 2012 were identifiable intangibles of $34,327, reduced from $39,018 on March 18, 2011 by accumulated amortization of $4,691, and goodwill of $8,297. The productivity of total assets (average total asset turns = total sales divided by average total assets for the year) in 2012 was 54% compared to 64% in 2011. The decline was due to the increase in assets from the Femcare acquisition for only a portion of 2011.

Property, plant and equipment (PP&E) assets are comprised of Utah, Ireland and England manufacturing molds, production tooling and equipment, test equipment, computer/communications equipment and software, and facilities. Ending 2012 net consolidated PP&E (depreciated book value of all fixed assets) decreased $377 as a result of $653 in depreciation, capital expenditures of $254 and the year-end effect of USD currency exchange rates on the value of PP&E in England and Ireland. The net book value of PP&E in the U.S. decreased $315 during 2012, and in Ireland decreased $44. Femcare's 2012-ending net book value of PP&E was $482 after depreciation of $209. Average PP&E turns (Sales divided by Net PP&E) increased about 12% because sales increased 10% and year-end Net PP&E decreased 4%. In contrast to UTMD, Femcare leases its facilities and subcontracts most of its manufacturing.

The year-end 2012 net book value (after accumulated depreciation) of consolidated PP&E was 31% of actual acquisition cost. Since UTMD's PP&E is in good working order and capable of supporting increased sales activity, the continued productivity of fixed assets will remain a source of future profitability. In 2010, the Utah facility was expanded to consolidate Oregon operations. In 2013, new PP&E purchases are not expected to exceed depreciation of fixed assets.

Year-end 2012 inventories decreased 13% from the beginning of the year. Average 2012 inventory turns were 3.5 compared to 3.8 in 2011 despite lower inventories at the end of 2012, because the 2011 beginning inventory balance did not include Femcare. Net (after allowance for doubtful accounts) year-end trade accounts receivable (A/R) balances decreased $600 due to collection of slow paying international accounts. Average days in A/R on December 31, 2012 of 35 days, based on 4Q 2012 shipments, was down from 41 days at the end of 2011. This performance remained well within management's continuing trade A/R objective of 55 days. The Company believes any older A/R will be collected or


75
65
55
45
35
25
1.0
0.8
0.6
0.4
0.2
0
08 09 10 11 12
TOTAL ASSETS ($ million)
AVERAGE TURNS (number of times)
11
10
9
8
7
6
5.0
4.5
4.0
3.5
3.0
2.5
08 09 10 11 12
NET PP&E ($ million)
AVERAGE TURNS (number of times)


5.0
4.5
4.0
3.5
3.0
4.0
3.7
3.4
3.1
2.8
08 09 10 11 12
AVERAGE INVENTORY ($ million)
AVERAGE TURNS (number of times)
4.5
4.0
3.5
3.0
2.5
50
46
42
38
34
08 09 10 11 12
YEAR-END A/R ($ million)
A/R AGING DAYS (4th quarter base)


30
25
20
15
10
5
15.0
12.0
9.0
6.0
3.0
0
08 09 10 11 12
YEAR-END WORKING CAPITAL ($ million)
TOTAL CURRENT RATIO
40
32
24
16
8
0
50
40
30
20
10
0
08 09 10 11 12
TOTAL LIABILITIES ($ million)
TOTAL DEBT RATIO (% of assets)

(In thousands)

December 31,	2012	2011
Assets		
Current assets:		
Cash	$ 8,871	$ 6,534
Investments, available-for-sale (notes 3 and 4)	42	64
Accounts and other receivables, net (note 2)	4,341	4,734
Inventories (note 2)	4,353	5,005
Prepaid expenses and other current assets	477	345
Deferred income taxes (note 9)	451	333
Total current assets	18,535	17,016
Property and equipment, net (note 5)	8,428	8,805
Goodwill (note 6)	15,488	15,120
Other intangible assets (note 6)	41,242	39,461
Other intangible assets — accumulated amortization	(6,758)	(4,012)
Other intangible assets — net (note 2)	34,484	35,449
Total assets	$ 76,935	$ 76,389
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,000	$ 925
Accrued expenses (note 2)	2,821	3,276
Current portion of note payable (note 7)	4,001	5,430
Total current liabilities	7,823	9,631
Note payable (note 7)	9,003	16,242
Deferred tax liability - intangible assets (note 6)	7,889	8,549
Other long term liabilities	363	522
Deferred income taxes (note 9)	884	688
Total liabilities	25,963	35,632
Commitments and contingencies (notes 8 and 13)	—	—
Stockholders' equity:		
Preferred stock, $.01 par value; 5,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value; 50,000 shares authorized, issued 3,703 shares in 2012 and 3,640 shares in 2011	37	36
Accumulated other comprehensive income	(851)	(2,906)
Additional paid-in capital	2,268	721
Retained earnings	49,519	42,904
Total stockholders' equity	50,972	40,757
Total liabilities and stockholders' equity	$ 76,935	$ 76,389

See accompanying notes to financial statements.

Management's Discussion and Analysis *(continued)*

are within its reserve balances for uncollectible accounts. Working capital at year-end 2012 was $10,712 compared to $7,385 at year-end 2011. Compared to the end of 2011, 2012 year-end current assets increased $1,519 and year-end current liabilities decreased $1,808. This had a leveraged effect on the current ratio, which improved to 2.4 from 1.8 at the end of 2011.

The increase in current assets resulted from a $2,337 increase in cash. Year-end 2012 and 2011 cash and investment balances were $8,913 and $6,599, representing 12% and 9% of total assets, respectively. The end of 2012 working capital amount exceeds UTMD's needs for managing normal operations, meeting current interest and debt repayment obligations, and paying shareholder dividends. It is also sufficient for periodically repurchasing enough shares to offset dilution from employee and director options and internally financing organic growth. If, however, UTMD has the opportunity for another major accretive acquisition, current working capital might not be sufficient.

UTMD paid a net $41,084 for Femcare in March 2011. The remaining principal balance of the loans incurred to help purchase Femcare as of December 31, 2012 (using the year-end 2012 GBP to USD conversion rate) is $13,005. Because the remaining Femcare loan payments are fixed and cannot be paid early without penalty, UTMD expects to use just $4,000 to reduce loan balances in 2013, following use of $9,093 in 2012 and $5,942 in 2011. Even after continued shareholder dividend payments, UTMD anticipates increasing cash balances during 2013, unless another acquisition, or unusual investment in PP&E or technology, or significant share repurchase opportunities occur. Without currently identified opportunities for significant uses of cash, UTMD's current ratio at the end of 2013 will be higher than at the end of 2012.

Net intangible assets were $49,972 at the end of 2012 compared to $50,569 at the end of 2011. Net intangible assets (after accumulated amortization) are comprised of the capitalized costs of obtaining patents and other intellectual property including technology rights, and identifiable intangibles and goodwill resulting from acquisitions. The Femcare intangible assets purchased by UTMD in 2011 are described in Note 6. UTMD's goodwill balance was $15,488 at the end of 2012. Under current U.S. GAAP, goodwill is not expensed unless and until the market value of the acquired entity becomes impaired. The three prior acquisitions of 1997, 1998 and 2004 continue to be viable parts of UTMD's overall business. UTMD does not expect the current goodwill value associated with the four acquisitions (including Femcare) to become impaired in 2013. Purchases of intangibles in 2012 were $1, while there was $2,613 in amortization expense. The 2012 non-cash amortization expense of Femcare identifiable intangible assets was $2,561. The non-cash 2013 amortization expense of Femcare identifiable intangible assets will be about $2,585, depending on the USD/GBP exchange rate on £1,615 of expense. Net intangible assets at the end of 2012 represented 65% of total assets, compared to 66% at the end of 2011.

b) Liabilities. At the end of 2012, UTMD's total liabilities decreased $9,669 from the end of 2011. The resulting 2012 year-end total debt ratio was 34%, compared to 47% at the end of 2011. Total liabilities decreased primarily because of repayment of the term loans (which had a year-end balance of $13,005) that UTMD obtained to help finance the Femcare acquisition in 2011. The deferred tax liability created as a result of the fifteen year tax consequence of the amortization of the Femcare identifiable intangible assets had a 2012 year-end balance of $7,889, down from $8,549 a year earlier. The Ireland subsidiary debt was fully retired during 2012 from a loan balance of, €468 at the end of 2011. The Femcare UK loan declined $2,110 in book value, compared to principal payments of $2,536. In Great Britain Pound (GBP) terms, the note declined 24% from £6,800 at the end of 2011 to £5,200 at the end of 2012. The differences between the decline in the period end balances and the principal payments during the year resulted from timing of currency exchange rates applied to balance sheet balances. Principal payments on the Femcare US loan were $5,950, as the note declined from $10,500 at the end of 2011 to $4,550 at the end of 2012. UTMD has now repaid the entire variable interest rate portion of the USD note, and anticipates repaying the remaining GBP and USD balances ratably over the remaining life to March 2016. Year-end 2012 consolidated current liabilities were $1,808 lower than at year-end 2011 as a result of paying off the variable interest rate portion of the USD loan, which reduced the current portion of the loan by $1,400, and from paying a $400 portion of accrued management bonuses in December 2012 instead of in January 2013. In addition to liabilities stated on the balance sheet, UTMD has operating lease and purchase obligations described in Note 8.

Results of Operations

a) Revenues. Global consolidated sales in 2012 were $41,552, compared to $37,860 in 2011 and $25,121 in 2010.

Management's Discussion and Analysis *(continued)*

The Company believes that revenue should be recognized at the time of shipment as title generally passes to the customer at the time of shipment, or completion of services performed under contract. Revenue recognized by UTMD is based upon documented arrangements and fixed contracts in which the selling price is fixed prior to acceptance and completion of an order. Revenue from product or service sales is generally recognized at the time the product is shipped or service completed and invoiced, and collectibility is reasonably assured. There are no post-shipment obligations which have been or are expected to be material to financial results.

There are circumstances under which revenue may be recognized when product is not shipped, which meet the criteria of SAB 104: the Company provides engineering services, for example, design and production of manufacturing tooling that may be used in subsequent UTMD manufacturing of custom components for other companies. This revenue is recognized when UTMD's service has been completed according to a fixed contractual agreement.

Terms of sale are established in advance of UTMD's acceptance of customer orders. In the U.S., Ireland, UK and Australia, UTMD generally accepts orders directly from and ships directly to end user clinical facilities, as well as third party med/surg distributors, under UTMD's Standard Terms and Conditions (T&C) of Sale. About 15% of UTMD's domestic end user sales go through third party med/surg distributors which contract separately with clinical facilities to provide purchasing, storage and scheduled delivery functions for the applicable facility. UTMD's T&C of Sale are substantially the same in the U.S., Ireland, UK and Australia.

UTMD may have separate discounted pricing agreements with a clinical facility or group of affiliated facilities based on volume of purchases. Pricing agreements with clinical facilities, or groups of affiliated facilities, if applicable, are established in advance of orders accepted or shipments made. For existing customers, past actual shipment volumes determine the fixed price by part number for the next agreement period of one, two or three years. For new customers, the customer's best estimate of volume is accepted by UTMD for determining the ensuing fixed prices for the agreement period. New customers typically have one-year agreements. Prices are not adjusted after an order is accepted. For the sake of clarity, the separate pricing agreements with clinical facilities based on volume of purchases disclosure is not inconsistent with UTMD's disclosure above that the selling price is fixed prior to the acceptance of a specific customer order. UTMD may from time to time establish a similar fixed price agreement with a Group Purchasing Organization (GPO) in the U.S. GPOs are bargaining agents for member hospitals, not customers of UTMD. Except for an administrative fee, generally 3% of UTMD's sales to a GPO's members, the T&C of GPO agreements are not materially different from UTMD's Standard T&C of Sale.

Total global consolidated sales in 2012 were up $3,692, or 10% from 2011. Consolidated sales were $41,552, $37,860 and $25,121 in calendar years 2012, 2011 and 2010, respectively.

Domestic sales were $19,955 in 2012, compared to $18,853 in 2011 and $17,431 in 2010. The increase in 2012 was due to a $1.6 million increase in Filshie Clip System sales to Cooper Surgical, Inc. (COO). The increase resulted from the fact that 2011 sales to COO were only for the part of 2011 following the March Femcare acquisition. In 2012, total sales to COO were $3,882, or 9.3% of total sales. COO has forecasted its purchases from UTMD in 2013 will be about $650 lower than in 2012, with the difference all in the first quarter of 2013.

International (foreign) sales in 2012 were $21,596 compared to $19,007 in 2011 and $7,690 in 2010. International sales were 52% of global consolidated sales in 2012, 50% in 2011 and 31% in 2010. In addition to the benefit of a higher sales volume to absorb the overhead costs of its critical infrastructure, a significant benefit of the Femcare acquisition for UTMD was the geographic diversification of sales outside the U.S.. UTMD sold devices to 414 international distributors in 2012. In addition to a greater number of overseas sales distribution entities, UTMD plans to continue to better cross-utilize distributors previously representing one or the other of Femcare or UTMD, but this integration project continues somewhat slowly as distributors evaluate and learn about the other specialized product lines relative to their individual market needs, and UTMD adjusts its distribution agreements. As a measure of better utilization of existing distributors, in 2012 UTMD sold more than $5,000 worth of devices to 174 international distributors compared to 148 in 2011.

Of the 2012 international sales, 43% were to customers in Europe compared to 41% in 2011 and 44% in 2010. Femcare shipped 58% of UTMD's total international sales in both 2012 and 2011. UTMD's Ireland subsidiary (UTMD Ltd.) shipped 17% of total international sales (in USD terms) in 2012, compared to 14% in 2011 and 40% in 2010.

(In thousands, except per share amounts)

Years ended December 31,	2012	2011	2010
Sales, net (notes 11, 12 and 13)	$ 41,552	$ 37,860	$ 25,121
Cost of goods sold	16,245	15,460	11,911
Gross profit	25,307	22,400	13,209
Operating expense:			
Sales and marketing	(2,711)	(2,815)	(1,537)
Research and development	(563)	(518)	(397)
General and administrative	(6,836)	(7,225)	(2,354)
Operating income	15,196	11,842	8,922
Other income (expense):			
Dividend and interest income	11	16	48
Gains and (losses) on investments	(1)	1	(9)
Royalty income (note 13)	89	71	—
Interest expense	(652)	(859)	(25)
Other, net	(106)	10	104
Income before provision for income taxes	14,537	11,080	9,041
Provision for income taxes (note 9)	4,368	3,666	3,026
Net income	$ 10,169	$ 7,414	$ 6,014
Earnings per common share (basic) (note 1):	$ 2.77	$ 2.04	$ 1.66
Earnings per common share (diluted) (note 1):	$ 2.74	$ 2.03	$ 1.65
Other comprehensive income:			
Foreign currency translation net of taxes of $0, $0 and $0	$ 1,862	$ (1,628)	$ (326)
Unrealized gain (loss) on investments net of taxes of $123, $(2) and $29	193	(3)	45
Total comprehensive income	$ 12,224	$ 5,783	$ 5,733

See accompanying notes to financial statements.

Management's Discussion and Analysis *(continued)*

While the standard of living in the U.S. continues to decline and government intervention in the U.S. health care market continues to increase, UTMD expects growth in its international sales will continue to outpace domestic sales growth.

UTMD groups its sales into four general product categories: 1) obstetrics, comprised of labor and delivery management tools for monitoring fetal and maternal well-being, for reducing risk in performing difficult delivery procedures and for improving clinician and patient safety; 2) gynecology/ electrosurgery/ urology, comprised of tools for gynecological procedures associated primarily with cervical/ uterine disease including LETZ, endometrial tissue sampling, transvaginal uterine sonography, diagnostic laparoscopy, surgical contraception and other MIS procedures; specialty excision and incision tools; conservative urinary incontinence therapy devices; and urology tools; 3) neonatal critical care, comprised of devices that provide developmentally-friendly care to the most critically ill babies, including providing vascular access, enteral feeding, administering vital fluids, maintaining a neutral thermal environment, providing protection and assisting in specialized applications; and 4) blood pressure monitoring/ accessories/ other, comprised of specialized components as well as molded parts and assemblies sold on an OEM basis to other companies. In these four categories, UTMD's primary revenue contributors enjoy a significant market share and may have differentiated product features protected by patents.

Global revenues by product category	2012	%	2011	%	2010	%
Obstetrics	$ 5,194	12	$ 5,742	15	$ 5,940	24
Gynecology/ Electrosurgery/ Urology	23,142	56	19,196	51	5,888	23
Neonatal	6,539	16	6,951	18	7,295	29
Blood Pressure Monitoring and Accessories*	6,677	16	5,971	16	5,998	24
Total:	$41,552	100	$37,860	100	$25,121	100

**includes molded components sold to OEM customers.*

International revenues by product category	2012	%	2011	%	2010	%
Obstetrics	$ 600	3	$ 809	4	$ 708	9
Gynecology/ Electrosurgery/ Urology	15,273	71	12,856	68	1,935	25
Neonatal	1,339	6	1,346	7	1,193	16
Blood Pressure Monitoring and Accessories*	4,385	20	3,996	21	3,854	50
Total:	$21,596	100	$19,007	100	$ 7,690	100

**includes molded components sold to OEM customers.*

PRODUCT LINE SALES BY SALES CHANNEL


39
26
13
0
10 11 12
BPM
NEONATAL
GYNECOLOGY
OBSTETRICS
56% 12% 16% 16%

GLOBAL SALES BY PRODUCT LINE (millions of dollars)

2012 REVENUE BY PRODUCT LINE (percent of sales)


21
14
7
0
10 11 12
BPM
NEONATAL
GYNECOLOGY
OBSTETRICS
71% 3% 20% 6%

INTERNATIONAL SALES BY PRODUCT LINE (millions of dollars)

2012 INTERNATIONAL REVENUE BY PRODUCT LINE (percent of sales)

As a summary description of revenues in the above tables:

*1. **Obstetrics.*** The decline in total obstetrics (L&D) device sales in 2012 was the result of lower utilization of specialty devices in U.S. hospitals together with restrictive U.S. GPO administrative agreements. U.S. domestic obstetric product sales declined 7%. International obstetric device sales decreased 26% due to overstocking by a few international distributors in 2011.

*2. **The gynecology/ electrosurgery/ urology (ES/gyn)*** product category includes all of Femcare's products. ES/Gyn sales in 2012 excluding Femcare increased 9%. With Femcare, ES/ Gyn sales increased 21%. Domestic ES/Gyn sales increased 24%, while International ES/Gyn sales increased 19%. The domestic sales increase was due to sales to Cooper Surgical Inc., described above. The ES/Gyn international sales increase included direct sales in the UK and Ireland at end-user prices instead of distributor prices, as well as an unusual purchase of $570 in electrosurgery equipment and supplies for a Far East clinical customer.

Management's Discussion and Analysis *(continued)*

3. Neonatal intensive care unit (NICU) device sales decreased 7% in the U.S. and remained about the same internationally. The U.S. decline was consistent with UTMD's experience described for the obstetrics product category.

4. Blood pressure monitoring and accessories (BPM). U.S. domestic BPM sales increased 16%, while international BPM sales increased 10%. This category includes molded components and assemblies (some of which are not related to medical devices) sold to other companies (OEM customers) for use in their products. The U.S. increase was due to a $343 (28%) increase in OEM sales. UTMD's second largest customer in 2012, Beijing SAK, purchased $2.0 million of Deltran blood pressure monitoring kits from UTMD Ltd (Ireland) for use in China, compared to $1.7 million in 2011.

Looking forward to 2013, in addition to the $650 lower COO forecast for its purchases of the Filshie Clip System for U.S. distribution, UTMD does not expect the 2012 Far East $570 electrosurgey supplies program purchase to repeat in 2013, and anticipates that severely economically challenged U.S. hospital purchases of specialty neonatal and L&D devices may decline another $200. Offsetting the projected declines, UTMD expects to continue obtaining benefits from its joint distribution rationalization program initiated after the acquisition of Femcare in March 2011, including selling devices directly in Ireland, UK and Australia at end-user prices that were previously sold to distributors at wholesale prices. If correct about the attractiveness of its new system, UTMD expects to gain $300 in Finesse+ sales. New distributors recruited in 2012 in emerging markets should add another $100 in 2013 sales. International BPM kit sales should continue to grow by perhaps $100, as China SAK, UTMD's largest BPM kit customer at $2,000 in 2012, has committed to purchasing a comparable amount in 2013. Finally, UTMD expects that its U.S. OEM customer business which grew by $343 in 2012 should increase another $100 in 2013. Netting the above together, excluding the possibility of an acquisition or successful introduction of not yet announced new products, UTMD's best estimate for 2013 global consolidated sales is a decline of about 2%, which is about equal to the projected decline in the COO forecast by itself.

b) Gross Profit. UTMD's 2012 consolidated gross profit, the surplus after subtracting costs of manufacturing, including purchasing raw materials, forming components, assembling, inspecting, testing, packaging, sterilizing and shipping products, from net revenues, was $25,307 compared to $22,400 in 2011 and $13,209 in 2010. Average gross profit margins (GPMs), gross profits expressed as a percentage of net sales, were 60.9% in 2012 compared to 59.2% in 2011 and 52.6% in 2010. Despite increases in raw materials costs and unit labor costs in 2012, UTMD's GPM was 1.7 percentage points higher in 2012 than in 2011. The improvement was due to a more favorable product mix over a full year compared to 80% of the prior year, substantially better utilization of manufacturing direct labor and overhead costs in Ireland, and better efficiencies in Utah molding operations from providing a greater volume of molded part components both to intercompany as well as external OEM customers.

The Ireland subsidiary GPM is lower than the average consolidated UTMD GPM because almost all of the finished devices sold by UTMD Ltd were to third party international distributors at discounted wholesale prices. BPM devices themselves are generally commodities now, and the costs of manufacturing in Ireland, in particular labor-related costs, are higher than in Utah. Ireland subsidiary gross profits in Euros were €827 in 2012 compared to €289 in 2011 and €448 in 2010. The associated GPMs were 27.9% in 2012, 14.9% in 2011 and 19.0% in 2010. The higher GPM in 2012 was due the fact that sales increased 54% while loaded direct labor increased 14% and manufacturing overhead costs increased 7%. The gains in productivity in direct labor and manufacturing overhead costs were partially offset by marginally higher direct materials costs which increased 64%.

The 2012 Femcare Group subsidiary gross profits in GBP were £7,471 compared to £5,790 in 2011. The associated GPMs were 66.5% in 2012 and 70.0% in 2011. The decline was due primarily to higher direct materials costs. Going forward, UTMD expects to realize a benefit from its own manufacturing quality and cost disciplines for certain Femcare devices. In particular, UTMD will be able to increasingly employ its Utah molding capabilities and Ireland assembly and packaging operations.

In the U.S., gross profits were $12,478 in 2012 compared to $12,697 in 2011 and $12,611 in 2010. The associated GPMs were 55.9% in 2012, 56.6% in 2011 and 56.4% in 2010

With 2% lower sales in 2013, UTMD expects that its consolidated gross profits will be about 3% lower as a result of increases in fixed labor and overhead costs absorbed by lower revenues, higher costs of employee benefits including medical plan costs and unemployment taxes, inflation in the cost of raw materials and a less favorable product mix than in 2012. As the Company succeeds in bringing

Management's Discussion and Analysis *(continued)*

the manufacture of some Femcare products in-house, and continues to increase sales to end-users rather than to distributors, it will help offset the unfavorable factors outlined above. Taking all factors together, UTMD estimates that the net impact to its consolidated GPM in 2013 will be a reduction to about 60.2% from 60.9% in 2012.

c) **Operating Income.** Operating income is the surplus after operating expenses are subtracted from gross profits. Operating expenses include sales and marketing (S&M) expenses, product development (R&D) expenses and general and administrative (G&A) expenses. Consolidated operating expenses were $10,111 in 2012, compared to $10,558 in 2011 and $4,288 in 2010. The following table provides a comparison of operating expense categories for the last three years.

	2012	2011	2010
S&M expenses	$ 2,711	$ 2,815	$ 1,537
R&D expenses	563	518	397
G&A – a) litigation expense provision	250	186	50
G&A – b) corporate legal expenses	23	65	19
G&A – c) stock option compensation expense	70	95	83
G&A – d) management bonus accrual	638	840	335
G&A – e) outside accounting audit/tax expenses	238	220	117
G&A – f) intangible asset amortization	2,613	2,067	44
G&A – g) acquisition expenses	0	341	0
G&A – h) all other G&A expenses	3,004	3,411	1,706
G&A expenses – total	6,836	7,225	2,354
Total operating expenses	$10,111	$ 10,558	$ 4,288
Operating Expenses % of Sales	24.3%	27.9%	17.1%

Consolidated operating income in 2012 was $15,196 compared to $11,842 in 2011 and $8,922 in 2010. UTMD's operating income margin (OIM), operating income divided by total sales, was 36.6% in 2012, compared to 31.3% in 2011 and 35.5% in 2010. The UTMD Ltd (Ireland subsidiary) OIM in 2012 was 17.8% compared to 3.7% in 2011 and 12.1% in 2010. Femcare's 2012 OIM was 34.2% compared to 26.8% in 2011. UTMD U.S. OIM in 2012 was 38.1% compared to 36.4% in 2011 and 38.2% in 2010.

Looking forward to 2013, UTMD projects its consolidated OIM will be about 36%.

1. S&M expenses. S&M expenses are the costs of communicating UTMD's differences and product advantages, providing training and other customer service in support of the use of UTMD's solutions, attending clinical meetings and medical trade shows, administering customer agreements, advertising, processing orders, shipping, paying commissions to outside representatives and funding GPO fees. In markets where UTMD sells directly to end-users, which in 2012 was the U.S., Ireland, UK and Australia, the largest component of S&M expenses is the cost of employing direct sales representatives, including associated costs of travel, subsistence and communications. The trade-off between higher gross profit margins for selling directly at end-user prices is higher S&M expenses as a percent of sales. This is reflected in the increase in S&M expenses in 2011 after the acquisition of Femcare.

S&M expenses include all customer support costs including training. In general, training is not required for UTMD's products since they are well-established and have been clinically widely used. Written "Instructions For Use" are packaged with all finished devices. Although UTMD does not have any explicit contracts with customers to provide training, it does have third party purchasing organization agreements in the U.S. and UK under which it agrees to provide hospital members in-service and clinical training as required and reasonably requested.

UTMD promises prospective customers that it will provide, at no charge in reasonable quantities, copies of videotapes and other instruction materials developed for the use of its products. UTMD provides customer support from offices in the U.S., Ireland, UK and Australia by telephone, and employed representatives on a geographically dispersed basis, to answer user questions and help troubleshoot any user issues. Occasionally, on a case-by-case basis, UTMD may utilize the services of an independent practitioner to provide educational assistance to clinicians. All in-service and training expenses are routinely expensed as they occur. Except for the consulting services of independent practitioners, all of these services are allocated from fixed S&M overhead costs included in Operating Expenses. Historically, marginal consulting costs have been immaterial to financial results, which is also UTMD's expectation for the future.

As a percent of total sales, S&M operating expenses were 6.5% in 2012 compared to 7.4% in 2011 and 6.1% in 2010. S&M expenses are expected to be about 6.9% of sales in 2013 because UTMD 1) expects 3% lower sales which will increase the ratio for the same amount of expenses, 2) expects to have

Management's Discussion and Analysis *(continued)*

sales people on board throughout the year who were hired in 2012, and 3) plans for additional trade shows, and other marketing initiatives

2. R&D expenses. R&D expenses include the costs of investigating clinical needs, developing innovative concepts, testing concepts for viability, validating methods of manufacture, completing any necessary premarketing clinical trials, regulatory documentation and other activities required for design control, responding to customer requests for product enhancements, and assisting manufacturing engineering on an ongoing basis in developing new processes or improving existing processes. As a percent of sales, R&D expenses were 1.4% in 2012 compared to 1.4% in 2011 and 1.6% in 2010. UTMD will continue to opportunistically invest in R&D. In 2013, R&D expenses as a percentage of sales are expected to be consistent with prior years.

3. G&A expenses. G&A expenses include the "front office" functional costs of executive management, finance and accounting, corporate information systems, human resources, shareholder relations, corporate risk management, corporate governance, protection of intellectual property, amortization of identifiable intangibles and legal costs. In most of these functional areas, there was a lot of redundancy immediately following the Femcare


50
40
30
20
10
0
08 09 10 11 12
YEAR-END INSTITUTIONAL OWNERSHIP
(percent of total ownership)
25
20
15
10
5
0
08 09 10 11 12
RETURN ON EQUITY
(percent)
Dividends paid

acquisition, in addition to one-time costs associated with the acquisition.

As a percent of total sales, G&A operating expenses were 16.5% in 2012 compared to 19.1% in 2011 and 9.4% in 2010. UTMD expects to control G&A expenses to about 16% of sales in 2013 primarily as a result of reducing its litigation expense.

In summary, in 2013, UTMD expects operating expenses about the same as in 2012 as a percent of sales, with higher S&M expenses offset by lower G&A expenses, and R&D expenses remaining about the same. If successful in achieving its sales and gross profit targets stated above, the resulting OPM of about 36% would yield operating profits in the range of $14.6 to $14.8 million, a decline of about 3% compared to 2012.


OPERATING EXPENSE DETAIL
R&D
G&A
S&M
12
10
8
6
4
2
0
10 11 12
(millions of dollars)
30
25
20
15
10
5
0
10 11 12
(percent of sales)

d) Non-operating Income, Non-operating Expense and EBT. Non-operating income (NOI) includes royalties from licensing UTMD's technology, rent from leasing underutilized property to others, income earned from investing the Company's excess cash and gains or losses from the sale of assets, offset by non-operating expenses (NOE) which include interest on bank loans, bank service fees and excise taxes.

Management's Discussion and Analysis *(continued)*

The Medical Device Excise Tax (MDET), a component of the Patient Protection and Affordable Care Act, (known commonly as Obamacare) went into effect after December 31, 2012. The excise tax is 2.3% of domestic sales of medical devices listed with the FDA. Medical devices designed for human use will be taxed, whether or not they are sold for human use, e.g. veterinarian uses or laboratory use are also taxed. The justification for the tax given by lawmakers is that medical device companies will enjoy greater sales as a result of Obamacare, and they therefore should share in subsidizing the cost of Obamacare. The evidence from UTMD's perspective is the opposite: fewer of UTMD's physician preference devices are being used as U.S. hospitals struggle to hold costs down under Obamacare. The impact of the tax will be felt beyond 2.3%, as costs associated with administering, tracking, collecting, and paying the tax will be significant. UTMD believes this tax should be recognized as part of its non-operating expenses.

Net NOE (combination of NOE and NOI) was $659 in 2012 compared to net NOE of $762 in 2011 and NOI of $119 in 2010. The largest portion of 2012 NOE was $652 interest expense on bank loans. All the other components of NOE/NOI summed to $7 in net NOE. UTMD estimates Net NOE in 2013 will be about $640, lower than in 2012 despite the addition of the MDET. This is because lower interest expense and lack of the 2012 impairment charge in 2013 more than offset the new MDET.

1. Interest Expense. In 2012, UTMD paid $652 in interest expense on the Femcare and Ireland loans, compared to $859 in 2011 and $25 in 2010 (on just the Ireland loan). The interest expense results from borrowing £8,000 ($12,934) and $14,000 in March 2011 for the purchase of Femcare, and €4,500 ($5,336) in December 2005 to allow the repatriation of profits generated by UTMD's Ireland subsidiary since inception in 1996 through 2005. Please see note 7 below. Due to decreasing loan principal balances, UTMD estimates that its interest expense will be about $442 in 2013.



5
4
3
2
1
0
08
09
10
11
12

DILUTED SHARES OUTSTANDING
(millions of shares)

2. Investment of excess cash. Investment income (including gains and losses on sales) in 2012 was $10, compared to $17 in 2011 and $39 in 2010. Average lower interest rates and the use of over $14.1 million cash in the 2011 Femcare acquisition caused the reduction from 2010. Cash in the U.S. is generally currently held in non-interest bearing bank accounts because avoiding the bank operating fees which would result from lower balances more than offsets the interest that can be earned at current interest rates. UTMD estimates investment income will also be $10 in 2013.

3. Royalties. Femcare receives a royalty from licensing the use of the Filshie Clip intangibles to Cooper Surgical, Inc as part of its U.S. exclusive distribution agreement. Royalties in 2012 were $89 compared to $71 in 2011. UTMD expects to receive $75 in Filshie royalties in 2013. Presently, there are no arrangements under which UTMD is receiving royalties from other parties.

4. Other NOI. Income received from renting unused warehouse space in Ireland and parking lot space in Utah for a cell phone tower, offset by bank fees and excise taxes, was $71 in 2012, $10 in 2011 and $104 in 2010. In 2012, UTMD recognized a tax-effected $177 impairment on its Citigroup stock investment, resulting in a net Other NOI loss of $106 (i.e., a NOE). UTMD expects Other NOI will be about $28 in 2012.

5. MDET. The MDET begins in 2013. UTMD estimates that about one-third of its consolidated revenues will be subject to the 2.3% excise tax. Therefore, UTMD estimates the MDET will be about $311 in 2013.

Income before Taxes (EBT) result from subtracting non-operating expense from operating income. Consolidated EBT was $14,537 in 2012 compared to $11,080 in 2011 and $9,041 in 2010. EBT margin is EBT divided by total sales. UTMD's consolidated EBT margin was 35.0% in 2012, 29.3% in 2011 and 36.0% in 2010. The EBT of UTMD Ltd. (Ireland) was €575 in 2012, €76 in 2011 and €350 in 2010. The respective EBT margins of UTMD Ltd. (Ireland) were 19.4% in 2012, 4.0% in 2011 and 14.9% in 2010. Femcare's 2012 EBT was £3,668 compared to £1,980 in 2011; EBT margin was 32.7% in 2012 and 24.0% in 2011.

UTMD is targeting consolidated 2013 EBT in the range of $14.0 to $14.2 million, a decrease of about 3% compared to 2012, consistent with the decline in gross profits and operating income.

(In thousands)

Years Ended December 31,	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 10,169	$ 7,414	$ 6,014
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	653	707	563
Amortization	2,613	2,066	44
Gain on investments	177	(6)	(38)
Provision for (recovery of) losses on accounts receivable	5	77	6
Loss on disposal of assets	—	—	0
Deferred income taxes	(600)	(549)	—
Stock-based compensation expense	70	95	83
(Increase) decrease in:			
Accounts receivable	675	502	110
Accrued interest and other receivables	(204)	(31)	(165)
Inventories	841	(624)	286
Prepaid expenses and other current assets	(125)	529	58
Increase (decrease) in:			
Accounts payable	50	(1,213)	52
Accrued expenses	(570)	2,158	143
Deferred revenue	(100)	(66)	—
Other liability	(91)	307	—
Net cash provided by operating activities	13,563	11,365	7,157
Cash flows from investing activities:			
Capital expenditures for:			
Property and equipment	(254)	(247)	(1,532)
Intangible assets	(1)	(10)	(2)
Purchases of investments	—	(500)	(1,600)
Proceeds from the sale of investments	47	15,155	5,839
Net cash paid in acquisition	—	(41,084)	—
Net cash provided by (used in) investing activities	(208)	(26,685)	2,705
Cash flows from financing activities:			
Proceeds from issuance of common stock — options	1,803	485	425
Common stock purchased and retired	(504)	—	(439)
Tax benefit attributable to exercise of stock options	178	34	38
Proceeds from notes payable	—	26,934	—
Repayments of notes payable	(9,093)	(5,942)	(413)
Dividends paid	(3,555)	(3,433)	(6,030)
Net cash provided by (used in) financing activities	(11,171)	18,078	(6,419)
Effect of exchange rate changes on cash	153	(41)	(35)
Net increase in cash and cash equivalents	2,336	2,717	3,408
Cash at beginning of year	6,534	3,818	410
Cash at end of year	$ 8,871	$ 6,534	$ 3,818

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:			
Income taxes	$ 4,423	$ 2,685	$ 2,810
Interest	658	860	25

See accompanying notes to financial statements.

Management's Discussion and Analysis *(continued)*

e) Net Income, EPS and ROE. Net income is EBT minus income taxes, often called the "bottom line". Net income was $10,169 in 2012, $7,414 in 2011 and $6,014 in 2010. The effective consolidated corporate income tax provision rate was 30.0%, 33.1% and 33.5% for the same periods respectively. Year to year fluctuations in the tax rate will result from variation in EBT contribution from subsidiaries in jurisdictions with different corporate income tax rates. Femcare in the UK had an income tax rate of 26% in 1Q 2012 and a rate of 24% for the last three quarters of 2012. The UK income tax rate of 24%,will decline to 23% as of April 1, 2013. The income tax rate for Femcare Australia has been and will remain at 30%. Profits of the Ireland subsidiary are taxed at a 12.5% rate on exported manufactured products, and a 25% rate on rental and other types of income including domestic sales. EBT contribution of UTMD U.S. operations are currently taxed at a 39% combined Federal and State rate prior to special U.S. tax exclusions such as the manufacturing profit deduction, accelerated depreciation of certain assets and R&D tax credit. Higher marginal income tax rates would apply for EBT in the U.S. above $10 million. The possibility of lower corporate income tax rates in the U.S. is not anticipated in UTMD's projection for 2013. Management expects the 2013 consolidated average income tax provision rate to be about a half percentage point of EBT lower than the 2012 rate due to a greater proportion of consolidated EBT coming from Ireland and a lower tax rate in the UK.

UTMD's net income margin (NIM), net income expressed as a percentage of sales, was 24.5% in 2012, 19.6% in 2011 and 23.9% in 2010. Despite the new onerous MDET, UTMD projects its 2013 NIM be comparable to 2012. UTMD's profitability has consistently ranked it in the top performance tier of all U.S. publicly-traded companies, and has been the primary driver for excellent returns on shareholders' equity (ROE).

Earnings per share (EPS) is net income divided by the number of shares of stock outstanding (diluted to take into consideration stock option awards which are "in the money," i.e., have exercise prices below the applicable period's weighted average market value). Diluted EPS were $2.740 in 2012, $2.034 in 2011 and $1.651 in 2010. If UTMD achieves the projections above, EPS in 2013 will be in the range of $2.65 - $2.68/ share. To put it simply, the difference between projected 2013 eps and 2012 actual eps will be about 6¢ per share for the new MDET and another 2¢ for a higher average number of diluted shares.

In summary, management expects revenues and net income in 2013 to decline about 2%, and gross profit, operating income, EBT, and eps to be down about 3% compared to 2012.

The 2012-ending weighted average number of diluted common shares (the number used to calculate diluted EPS) were 3,711 (in thousands), compared to 3,645 shares in 2011 and 3,643 shares in 2010. Dilution for "in the money" unexercised options for the year 2012 was 34 shares, compared to 14 in 2011 and 22 in 2010. Actual outstanding common shares as of December 31, 2012 were 3,703.

Return on shareholders' equity (ROE) is the portion of net income retained by UTMD (after payment of dividends) to internally finance its growth, divided by the average accumulated shareholders' equity during the applicable time period. ROE includes balance sheet measures as well as income statement measures. ROE for 2012 was 15% (22% before payment of dividends). ROE for 2011 was 10% (19% before payment of dividends). ROE for 2010 was zero because in 2010 UTMD paid out all of its net income to shareholders in the form of cash dividends. Prior to the payment of dividends, UTMD's 2010 ROE was 16%. UTMD's ROE is primarily driven by its high net income margin. UTMD's 2012 ROE was higher than in 2011 despite lower asset turns and debt ratio, because of its significant improvement in profitability. UTMD's ROE (before dividends) has averaged 30% per year over the last 26 years. This ratio determines how fast the Company can afford to grow without diluting shareholder interest. For example, a 30% ROE will financially support 30% annual growth in revenues without having to issue more stock.

Looking forward, 2013 ROE may be about 18% (before dividends) since average shareholder equity is expected to be about $10 million higher (without additional share repurchases) and net income is expected to be about 2% lower.

Liquidity and Capital Resources

Cash Flows. Net cash provided by operating activities, including adjustments for depreciation and other non-cash operating expenses, along with changes in working capital and the tax benefit attributable to exercise of employee incentive stock options, totaled $13,563 in 2012, compared to $11,365 in 2011 and $7,157 in 2010. The largest changes in 2012 compared to 2011 were a net income increase of $2,755, and benefits to cash of $1,465 from decreased inventories and $1,262 for increased accounts payable. A $2,728 decrease in accrued expenses was the largest change that used cash. Other changes were generally consistent with effective working capital management and higher sales activity.

(In thousands)

Years Ended December 31, 2012, 2011 and 2010

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance at December 31, 2009	3,612	$ 36	$ —	$ (994)	$ 38,939	$ 37,981
Shares issued upon exercise of employee stock options for cash	27	0	497	—	—	497
Shares received and retired upon exercise of stock options	(3)	(0)	(73)	—	—	(73)
Tax benefit attributable to appreciation of stock options	—	—	38	—	—	38
Stock option compensation expense	—	—	83	—	—	83
Common stock purchased and retired	(18)	(0)	(439)	—	—	(439)
Foreign currency translation adjustment	—	—	—	(326)	—	(326)
Unrealized holding gain from investments, available-for-sale, net of taxes	—	—	—	45	—	45
Common stock dividends	—	—	—	—	(6,030)	(6,030)
Net income	—	—	—	—	6,014	6,014
Balance at December 31, 2010	3,619	$ 36	$ 107	$ (1,275)	$ 38,924	$ 37,792
Shares issued upon exercise of employee stock options for cash	21	0	485	—	—	485
Tax benefit attributable to appreciation of stock options	—	—	34	—	—	34
Stock option compensation expense	—	—	95	—	—	95
Foreign currency translation adjustment	—	—	—	(1,628)	—	(1,628)
Unrealized holding loss from investments, available-for-sale, net of taxes	—	—	—	(3)	—	(3)
Common stock dividends	—	—	—	—	(3,433)	(3,433)
Net income	—	—	—	—	7,414	7,414
Balance at December 31, 2011	3,640	$ 36	$ 721	$ (2,906)	$ 42,904	$ 40,757
Shares issued upon exercise of employee stock option for cash	82	1	1,940	—	—	1,941
Shares received and retired upon exercise of stock options	(4)	(0)	(138)	—	—	(138)
Tax benefit attributable to appreciation of stock options	—	—	178	—	—	178
Stock option compensation expense	—	—	70	—	—	70
Common stock purchased and retired	(15)	(0)	(503)	—	—	(504)
Foreign currency translation adjustment	—	—	—	1,862	—	1,862
Unrealized holding gain from investments, available-for-sale, net of taxes	—	—	—	193	—	193
Common stock dividends	—	—	—	—	(3,555)	(3,555)
Net income	—	—	—	—	10,169	10,169
Balance at December 31, 2012	3,703	$ 37	$ 2,268	$ (851)	$ 49,519	$ 50,972

See accompanying notes to financial statements.

Management's Discussion and Analysis *(continued)*

The Company's payment of $41,084 to acquire Femcare was the most significant use of cash in 2010-2012. UTMD liquidated a net of $14,655 of investments to help finance the acquisition. In investing activities, during 2012 UTMD used $254 for capital expenditures, $1 for intangible assets, and received $47 from the sale of investments. Cash used for investing activities in 2010 was split quite evenly between capital expenditures of $1,532 for property and equipment and $1,600 as a result of purchases of liquid investments in an effort to maximize returns on excess cash balances while maintaining safety and liquidity. The large difference in capital expenditures in 2010 compared to the two other years was due to UTMD's $1,145 investment in facility expansion in order to consolidate Oregon operations into Utah. In 2010, UTMD received a net $4,239 from selling and buying investments. The Company borrowed $26,934 in 2011 to help finance the purchase of Femcare. For the 2012 year, UTMD paid $3,555 in shareholder cash dividends compared to $3,433 during 2011.

In 2012, UTMD received $1,803 and issued 78,017 shares of stock upon the exercise of employee and director stock options. Employees and directors exercised a total of 82,386 option shares in 2012, with 4,369 shares immediately being retired as a result of optionees trading the shares in payment of the exercise price of the options. Option exercises in 2012 were at an average price of $23.56 per share. The Company received a $178 tax benefit from option exercises in 2012. UTMD repurchased 15,000 shares of stock in the open market at a cost of $504 during 2012, an average cost of $33.57 per share. By comparison, in 2011, UTMD received $485 and issued 21,220 shares of stock upon the exercise of employee stock options. Option exercises in 2011 were at an average price of $22.87 per share. The Company received a $34 tax benefit from option exercises in 2011. UTMD did not purchase any of its own shares in the open market during 2011. In 2010, UTMD received $425 and issued 24,700 shares of stock upon the exercise of employee stock options. Employees exercised a total of 27,230 option shares in 2010, with 2,530 shares immediately being retired as a result of optionees trading the shares in payment of the exercise price of the options. UTMD repurchased 17,570 shares of stock in the open market at a cost of $439 during 2010. Option exercises in 2010 were at an average price of $18.25 per share. Share repurchases in the open market were at an average cost of $24.98 per share, including commissions and fees. UTMD received a $38 tax benefit in 2010 from option exercises.

UTMD repaid $9,093 on its notes payable during 2012, compared to $5,942 during 2011 and $413 in 2010. Please see note 7 for a full description of the Femcare loans obtained in 2011. All of UTMD's notes payable are scheduled to be repaid by April 2016. Cash dividends paid were $3,555 in 2012, compared to $3,433 in 2011 and $6,030 in 2010. A special dividend was paid at the end of 2010. UTMD did not borrow during 2012 or 2010. In December 2005, UTMD's foreign subsidiary borrowed €4,500 ($5,336) to allow repatriation (from Ireland to the U.S.) of profits achieved since 1996, per The American Jobs Creation Act of 2004.

Management believes that future income from operations and effective management of working capital will provide the liquidity needed to finance internal growth plans. In an uncertain economic environment, UTMD's cash balances allow management to operate with the long-term best interest of shareholders in mind. Planned 2013 capital expenditures are expected to be less than UTMD's depreciation of current PP&E.

Management plans to utilize cash not needed to support normal operations in one or a combination of the following: 1) as a first priority, to repay the debt incurred to help finance the 2011 Femcare acquisition, 2) in general, to continue to invest at an opportune time in ways that will enhance future profitability; 3) to make additional investments in new technology and/or processes; and/or 4) to acquire a product line or company that will augment revenue and eps growth and better utilize UTMD's existing infrastructure. If there are no better strategic uses for UTMD's cash, the Company will continue to return cash to shareholders in the form of dividends and share repurchases when the stock appears undervalued.

Management's Outlook

In 2013 UTMD plans to:

1) *continue to exploit distribution and manufacturing synergies by further integrating capabilities and resources in its multinational operations;*
2) *introduce additional gynecology products helpful to clinicians through internal new product development;*
3) *continue achieving excellent overall financial operating performance;*
4) *utilize positive cash generation to pay down debt, continue cash dividends to shareholders and continue open market share repurchases if/when the UTMD share price seems undervalued; and*
5) *be vigilant for accretive acquisition opportunities which may be increasingly brought about by difficult burdens on small, innovative companies, including especially the MDET.*

UTMD's balance sheet was strong enough in 2011 to be able to finance a substantial acquisition which met UTMD's investment criteria without issuing stock. The investment should continue to be significantly accretive to financial performance and shareholder value.

Management's Discussion and Analysis *(continued)*

The safety, reliability and performance of UTMD's medical devices are high and represent significant clinical benefits while providing minimum total cost of care. UTMD will *continue to leverage its reputation as a device innovator* which will responsively take on challenges to work with clinicians who use its specialty devices. In doing so, UTMD will continue to differentiate itself, especially from commodity-oriented competitors.

UTMD is small, but its employees are experienced and *remain diligent in their work. UTMD's passion is in* providing innovative clinical solutions that will help reduce health risks, particularly for women and their babies.

The Company has a fundamental focus to do an excellent job in meeting customers' and patients' needs, while providing shareholders with excellent returns. In 2012, the value of UTMD's stock increased 33.5%. This compares favorably to an increase of 15.9% in the NASDAQ Composite Index, an increase of 13.4% in the S&P 500 Index and a 7.3% increase in the Dow Jones Industrial Average. Taking a longer term view, as of the end of 2012 from the end of 1998, the NASDAQ Composite Index was up 38%, the S&P 500 Index was up 16% and the DJIA was up 43%. In comparison, UTMD's share price increased 449% over that same fourteen year time span (13% annually compounded increase per year). If additional returns to shareholders from cash dividends are added, shareholder value increased 568% (15% per year). Combining share price appreciation as a result of a long term profitable financial performance with steadily growing quarterly cash dividends paid to shareholders since 2004, longer term UTMD shareholders have certainly experienced excellent returns. Management is committed to continue that performance.

Off Balance Sheet Arrangements. None.

Contractual Obligations. The following is a summary of UTMD's significant contractual obligations and commitments as of December 31, 2012. Long-term debt obligations are comprised of future payments required to pay off the Femcare notes:

Contractual Obligations and Commitments	Total	2013	2014-2015	2016-2017	2018 and thereafter
Long-term debt obligations	$ 13,886	$ 4,456	$ 8,423	$ 1,007	$ —
Operating lease obligations	1,248	210	274	90	674
Purchase obligations	1,538	1,423	115	—	—
Total	$ 16,672	$ 6,089	$ 8,812	$ 1,097	$ 674

Critical Accounting Policies and Estimates. The preparation of these financial statements requires management to make estimates and assumptions that *affect the reported amounts of assets and liabilities as well* as the reported amounts of revenues and expenses during the reporting period.

Management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. This forms the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Management has identified the following as the Company's most critical accounting policies which require significant judgment and estimates. Although management believes its estimates are reasonable, actual results may differ from these estimates under different assumptions or conditions.

Allowance for doubtful accounts. The majority of the Company's receivables are with U.S. hospitals and medical device distributors. Although the Company has historically not had significant write-offs of bad-debt, the possibility exists, particularly with foreign customers where collection efforts can be difficult or in the event of widespread U.S. hospital bankruptcies.

Inventory valuation reserves. The Company strives to maintain a good balance of inventory to 1) meet its customer's needs and 2) optimize manufacturing lot sizes while 3) not tying-up an unnecessary amount of the Company's capital increasing the possibility of, among other things, obsolescence. The Company believes its method of reviewing actual and projected demand for its existing inventory allows it to arrive at a fair inventory valuation reserve. While the Company has historically not had significant inventory write-offs, the possibility exists that one or more of its products may become unexpectedly obsolete for which a reserve has not previously been created. The Company's historical write-offs have not been materially different from its estimates.

Notes to Consolidated Financial Statements

(December 31, 2012, 2011 and 2010 — Dollar amounts are in thousands except per share amounts, and where noted.)

Note 1. Summary of Significant Accounting Policies

Organization. Utah Medical Products, Inc. and its wholly owned subsidiaries, Femcare Holdings Ltd, with headquarters located in Romsey, Hampshire, England, and Utah Medical Products Ltd., which operates a manufacturing facility in Athlone, Ireland, (the Company) are in the primary business of producing specialized medical devices for the healthcare industry. The Company's broad range of products includes those used in critical care areas and the labor and delivery departments of hospitals, as well as outpatient clinics and physicians' offices. Products are sold in both domestic U.S. and international markets.

Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although actual results could differ from those estimates, management believes it has considered and disclosed all relevant information in making its estimates that materially affect reported performance and current values.

Principles of Consolidation. The consolidated financial statements include those of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents. For purposes of the consolidated statement of cash flows, the Company considers cash on deposit and short-term investments with original maturities of three months or less to be cash and cash equivalents.

Investments. The Company classifies its investments as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in operations; unrealized holding gains and losses are reported as a separate component of accumulated other comprehensive income. Declines in fair value below cost that are other than temporary are included in operations. As of December 31, 2012 the Company's investments are in Citigroup (C).

Concentration of Credit Risk. The primary concentration of credit risk consists of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations as reflected by its reserves.

The Company's customer base consists of hospitals, medical product distributors, physician practices and others directly related to healthcare providers, as well as other manufacturing companies. Although the Company is affected by the well-being of the global healthcare industry, management does not believe significant trade receivable credit risk exists at December 31, 2012 except under an extreme global financial crisis.

The Company maintains its cash in bank deposit accounts in addition to Fidelity Investment accounts. The Company has not experienced any losses in such accounts and believes it is not exposed to a significant credit risk on cash and cash equivalent balances.

Accounts Receivable. Accounts receivable are amounts due on product sales and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are past the due date. Accounts receivable are periodically evaluated for collectibility based on past credit history of customers. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions (see note 2).

Inventories. Finished products, work-in-process, raw materials and supplies inventories are stated at the lower of cost (computed on a first-in, first-out method) or market (see note 2).

Property and Equipment. Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line and units-of-production methods over estimated useful lives as follows

Building and improvements	**15-40 years**
Furniture, equipment and tooling	**3-10 years**

Long-Lived Assets. The Company evaluates its long-lived assets in accordance with Accounting Standards Codification (ASC) 360, "Accounting for the Impairment of Long-Lived Assets." Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

Intangible Assets. Costs associated with the acquisition of patents, trademarks, trade names, customer relationships, regulatory approvals & product certifications, license rights and non-compete agreements are capitalized and are being amortized using the straight-line method over periods ranging from 5 to 20 years. UTMD's goodwill is tested for impairment annually, in the fourth quarter of each year, using a fair value measurement test, in accordance with ASC 350. UTMD would also perform an impairment test, between annual tests, if circumstances changed that would more than likely reduce the fair value of goodwill below its net book value. If UTMD determined that its goodwill were impaired, a second step would be completed to measure the amount of the impairment loss. UTMD does not expect its goodwill to become impaired in the foreseeable future. Estimated future amortization expense on intangible assets currently held, using 1.626 USD/GBP currency exchange rate, is about $2,656 in 2013, $2,651 in 2014 and 2015, $2,618 in 2016 and $2,602 in 2017 (see note 2).

Loans to Related Parties. As a general policy, the Company does not make loans to related entities including employees, directors, shareholders, suppliers or customers. UTMD was able to manage its A/R balances to achieve an average aging of 35 days from date of invoice by the end of the year, and A/R balances over 90 days from date of invoice to 1% of total A/R. Both of these measures are historically lower than normal. As an exception in 2009, the Company extended partial payment terms to an OEM customer that converted to a three-year term loan of $70 on July 1, 2010. The balance on the note was $15 at year-end 2012. The loan is secured by personal guarantees provided by the principals of the customer. UTMD believes that this was a wise use of its liquidity to build goodwill with a customer at an unusual time, which should ultimately help grow UTMD's business.

Revenue Recognition. The Company recognizes revenue at the time of shipment as title generally passes to the customer at the time of shipment. Revenue recognized by UTMD is based upon documented arrangements and fixed contracts in which the selling price is fixed prior to completion of an order. Revenue from product and service sales is generally recognized at the time the product is shipped or service completed and invoiced, and collectibility is reasonably assured. There are circumstances under which revenue may be recognized when product is not shipped, which meet the criteria of SAB 104: the Company provides engineering services, for example, design and production of manufacturing tooling that may be used in subsequent UTMD manufacturing of custom components for other companies. This revenue is recognized when UTMD's service has been completed according to a fixed contractual agreement.

Income Taxes. The Company accounts for income taxes under ASC 740, "Accounting for Income Taxes," whereby deferred taxes are computed under the asset and liability method.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, in Utah, in the United Kingdom, in Australia and in Ireland. UTMD is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2009. In 2010, the Internal Revenue Service (IRS) examined the Company's federal income tax return for 2008 and did not propose any adjustments.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expenses and any related penalties in income taxes. The Company did not recognize any tax-related interest expense or have any tax penalties in any of the three years 2010 through 2012.

Legal Costs. The Company has been involved in lawsuits which are an expected consequence of its operations and in the ordinary course of business. The Company maintains a reserve for legal costs which are probable and estimated based on previous experience. The reserve for legal costs at December 31, 2012 and 2011 was $200 and $301, respectively (see note 2).

Earnings per Share. The computation of basic earnings per common share is based on the weighted average number of shares outstanding during each year.

The computation of earnings per common share assuming dilution is based on the weighted average number of shares outstanding during the year plus the weighted average common stock equivalents which would arise from the exercise of stock options outstanding using the treasury stock method and the average market price per share during the year.

The shares (in thousands) used in the computation of the Company's basic and diluted earnings per share are reconciled as follows:

	2012	2011	2010
Weighted average number of shares outstanding – basic	3,677	3,631	3,621
Dilutive effect of stock options	34	14	22
Weighted average number of shares outstanding, assuming dilution	3,711	3,645	3,643

Presentation of Sales and Similar Taxes SSales tax on revenue-producing transactions is recorded as a liability when the sale occurs. UTMD is not required to withhold sales tax on international sales, and at least 90% of domestic 2012 sales were to customers who are tax exempt or who are in jurisdictions where UTMD is not required to withhold sales tax.

Stock-Based Compensation. At December 31, 2012, the Company has stock-based employee compensation plans, which are described more fully in note 10. The Company accounts for stock compensation under ASC 718, Share-Based Payment. This statement requires the Company to recognize compensation cost based on the grant date fair value of options granted to employees and directors. In 2012, the Company recognized $70 in compensation cost compared to $95 in 2011 and $83 in 2010.

Translation of Foreign Currencies Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the applicable exchange rates at year-end. Net gains or losses resulting from the translation of the Company's assets and liabilities are reflected as a separate component of stockholders' equity. A negative translation impact on stockholders' equity reflects a current relative U.S. Dollar value higher than at the point in time that assets were actually acquired in a foreign currency. A positive translation impact would result from a U.S. dollar weaker in value than at the point in time foreign assets were acquired.

Income and expense items are translated at the weighted average rate of exchange (based on when transactions actually occurred) during the year.

Note 2. Detail of Certain Balance Sheet Accounts

December 31,	2012	2011
Accounts and other receivables:		
Accounts receivable	$ 3,991	$ 4,584
Income tax receivable	339	161
Accrued interest and other	142	113
Less allowance for doubtful accounts	(132)	(124)
Total accounts and other receivables	$ 4,341	$ 4,734
Inventories:		
Finished products	$ 1,630	$ 2,518
Work-in-process	938	795
Raw materials	1,785	1,692
Total inventories	$ 4,353	$ 5,005
Other intangible assets:		
Patents	$ 2,070	$ 2,017
Non-compete agreements	163	155
Trademark & trade names	11,877	11,361
Customer relationships	11,625	11,109
Regulatory approvals & product certifications	15,507	14,819
Total other intangible assets	41,242	39,461
Accumulated amortization	(6,758)	(4,012)
Other intangible assets, net	$34,484	$35,449
Accrued expenses:		
Income taxes payable	$ 1,382	$ 1,069
Payroll and payroll taxes	875	1,475
Reserve for litigation costs	200	301
Other	364	431
Total accrued expenses	$ 2,821	$ 3,276

Notes to Consolidated Financial Statements *(continued)*

Note 3. Investments

The Company's investments, classified as available-for-sale consist of the following:

December 31,	2012	2011
Investments, at cost	$ 42	$ 380
Equity securities:		
Unrealized holding gains	—	—
Unrealized holding (losses)	—	(316)
Investments, at fair value	$ 42	$ 64

Changes in the unrealized holding loss on investment securities available-for-sale and reported as a separate component of accumulated other comprehensive income are as follows:

December 31,	2012	2011
Balance, beginning of year	$ (193)	$ (190)
Realized loss from securities included in beginning balance	12	18
Gross unrealized holding gains (losses) in equity securities	14	(23)
Impairment loss	290	—
Deferred income taxes on unrealized holding loss	(123)	(2)
Balance, end of year	—	$ (193)

During 2012, 2011 and 2010, UTMD had proceeds from sales of available-for-sale securities of $47, $15,155 and $5,839, respectively.

Note 4. Fair Value Measurements

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company uses the following valuation techniques to measure fair value for its assets and liabilities:

Level 1 — Quoted market prices in active markets for identical assets or liabilities;

Level 2 — Significant other observable inputs (e.g. quoted prices for similar significant other observable inputs (e.g. quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs);

Level 3 — Unobservable inputs for the asset or liability, which are valued based on management's estimates of assumptions that market participants would use in pricing the asset or liability.

The following table provides financial assets carried at fair value measured as of December 31 for the past two years:

	Level 1		Levels 2 & 3		Total	
	2012	2011	2012	2011	2012	2011
Equities	$ 42	$ 64	—	—	$ 42	$ 64
	$ 42	$ 64	—	—	$ 42	$ 64

None of the Company's financial instruments, which are current assets and liabilities that could be readily traded, are held for trading purposes. Detail on investments is provided in note 3 above. The Company estimates that the fair value of all financial instruments at December 31, 2012 does not differ materially from the aggregate carrying value of its financial instruments recorded in the accompanying consolidated balance sheet.

Note 5. Property and Equipment

Property and equipment consists of the following:

December 31,	2012	2011
Land	$ 1,379	$ 1,372
Buildings and improvements	10,385	10,309
Furniture, equipment and tooling	15,347	14,983
Construction-in-progress	49	179
Total	27,160	26,843
Accumulated depreciation	(18,732)	(18,038)
Property and equipment, net	$ 8,428	$ 8,805

Included in the Company's consolidated balance sheet are the assets of its manufacturing and administrative facilities in Utah, England and Ireland. Property and equipment, by location, are as follows:

	Utah	England	Ireland	Total
December 31, 2012				
Land	$ 926	$ —	$ 453	$ 1,379
Building and improvements	5,589	—	4,796	10,385
Furniture, equipment and tooling	13,664	691	992	15,347
Construction-in-progress	33	—	16	49
Total	20,212	691	6,257	27,160
Accumulated depreciation	(15,970)	(209)	(2,553)	(18,732)
Property and equipment, net	$ 4,242	$ 482	$ 3,704	$ 8,428

	Utah	England	Ireland	Total
December 31, 2011				
Land	$ 926	$ —	$ 446	$ 1,372
Building and improvements	5,589	—	4,720	10,309
Furniture, equipment and tooling	13,456	600	927	14,983
Construction-in-progress	168	—	11	179
Total	20,139	600	2,355	26,843
Accumulated depreciation	(15,582)	(101)	(2,355)	(18,038)
Property and equipment, net	$ 4,557	$ 500	$ 3,748	$ 8,805

Note 6. Acquisition

On March 18, 2011, UTMD purchased all of the common shares of Femcare Holdings Ltd (Femcare) of the United Kingdom, and its subsidiaries. The acquisition was accretive to financial performance in 2012 and 2011.

A one-year measurement period was initially established during which UTMD could make residual adjustments to valuations of assets and liabilities. During 2011, residual adjustments to initial valuations for prepaid expenses, goodwill and accrued expenses were made, but no adjustment was made to the purchase price or the value of identifiable intangibles. The adjustment period has expired.

A two-year escrow was set aside from the purchase price to back the warranties and representations of the sellers. No claims against the escrow have been made by UTMD.

The March 18, 2011 purchase price was allocated as follows:

Assets Acquired	
Accounts receivable	$ 2,176
Prepaid expenses	773
Inventory	1,319
Property and equipment	606
Identifiable intangibles	
Patents	97
Non-compete agreements	162
Trademarks, trade names	11,559
Customer relationships	11,559
Regulatory approvals & product certifications	15,419
Goodwill	8,249
Total assets acquired	$ 51,919

Liabilities Assumed	
Accounts payable	$ 1,107
Accrued expenses	644
Deferred tax liability	9,084
Total liabilities assumed	$ 10,835
Net assets acquired	$ 41,084

Pro forma Information

Revenue and net income of the combined entity as though the business combination occurred as of the beginning of the reporting period is::

Year ended December 31	2012	2011
Revenue	$41,552	$41,780
Net income	10,169	8,235

Pro forma net income of $8,235 for the year ended December 31, 2011 does not include $341 in UTMD legal costs directly attributable to the acquisition, and $1,765 in Femcare expenses for employee shareholder bonuses, loan redemption premium related to termination of ownership, buy-out of warrants, financial advisory fees and an insurance premium for sellers' liability which are directly attributable to the acquisition.

Note 7. Long-term Debt

In March 2011, the Company obtained a $14,000 loan from JPMorgan Chase Bank, N.A. (Chase), to help finance the purchase of Femcare. The terms and conditions of the loan require UTMD to a) repay the loan in equal monthly payments over 5 years, b) pay interest based on the 30-day LIBOR rate plus a margin starting at 2.80% and ranging from 2.00% to 3.75%, depending on the ratio of its funded debt to EBITDA (Leverage Ratio), c) pledge 65% of all foreign subsidiaries' stock, d) provide first priority liens on all domestic business assets, e) maintain its Interest Coverage Ratio at 1.15 to 1.00 or better, f) maintain its Tangible Net Worth (TNW) above a minimum threshold 20% below UTMD's TNW at closing on March 18, and g) maintain its Leverage Ratio at 2.75 to 1.00 or less. UTMD is in compliance with all of the loan financial covenants at December 31, 2012. Based on UTMD's financial position, the bank's margin was 2.00% at December 31, 2012. The principal balance on this note at December 31, 2012 was $4,550.

In March 2011, the Company also obtained a $12,934 loan from JP Morgan Chase, London Branch, to help finance UTMD's purchase of Femcare. Terms and conditions of the loan are the same as those listed above for the $14,000 U.S. loan. The principal balance on this note at December 31, 2012 was $8,455.

In December 2005, the Company borrowed $5,336 from the Bank of Ireland to finance repatriation of profits achieved from 1996 through 2005 under The American Jobs Creation Act of 2004. The loan term was 10-years at an interest rate of 1.10% plus the bank's money market rate, which is a total of the bank's cost of funds and cost of liquidity. The note was paid off in December 2012.

The following table shows estimated minimum required principal reduction of the notes during the next five years using the December 31, 2012 interest and currency exchange rates and starting with the December 31, 2012 balance of $13,005:

Year	Payments	Interest	Principal	Ending Balance
2013	$ 4,456	$ 454$	4,002	$ 9,003
2014	4,293	291	4,001	5,002
2015	4,130	129	4,002	1,000
2016	1,007	7	1,000	—
2017	—	—	—	—
Total	$ 13,886	$ 881	$ 13,005	

Note 8. Commitments and Contingencies

Operating Leases. The Company has a lease agreement for land adjoining its Utah facility for a term of forty years commencing on September 1, 1991. On September 1, 2001 and subsequent to each fifth lease year, the basic rental was and will be adjusted for published changes in a price index. The Company leases its Femcare facilities and automobiles for sales representatives in England and its facility in Australia. The Company leased its CMI building in Oregon until its lease expired on May 31, 2010. Rent expense charged to operations under these operating lease agreements was approximately $258, $194 and $62 for the years ended December 31, 2012, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements *(continued)*

Future minimum lease payments under its lease obligations as of December 31, 2012 were as follows:

Years ending December 31:	Amount
2013	$ 210
2014	191
2015	82
2016	44
2017	46
Thereafter	674
Total future minimum lease payments	$ 1,248

Purchase Obligations. The Company has obligations to purchase raw materials for use in its manufacturing operations. The Company has the right to make changes in, among other things, purchase quantities, delivery schedules and order acceptance.

Product Liability. Except for its Femcare subsidiary, the Company is self-insured for product liability risk. "Product liability" is an insurance industry term for the cost of legal defense and possible damages awarded as a result of use of a company's product during a procedure which results in an injury of a patient. The Company maintains a reserve for product liability litigation and damages consistent with its previous long-term experience. Actual product liability litigation costs and damages during the last three reporting years have been immaterial, which is consistent with the Company's overall history. Femcare product liability indemnity limit is £5 million each claim and in the annual aggregate.

The Company absorbs the costs of clinical training and trouble-shooting in its on-going operating expenses.

Warranty Reserve. The Company's published warranty is: "UTMD warrants its products to conform in all material respects to all published product specifications in effect on the date of shipment, and to be free from defects in material and workmanship for a period of thirty (30) days for supplies, or twenty-four (24) months for equipment, from date of shipment. During the warranty period UTMD shall, at its option, replace any products shown to UTMD's reasonable satisfaction to be defective at no expense to the Purchaser or refund the purchase price."

UTMD maintains a warranty reserve to provide for estimated costs which are likely to occur. The amount of this reserve is adjusted, as required, to reflect its actual experience. Based on its analysis of historical warranty claims and its estimate that existing warranty obligations are immaterial, no warranty reserve was made at December 31, 2011 or December 31, 2012.

Litigation. The Company has been involved in lawsuits which are an expected consequence of its operations and in the ordinary course of business. Presently, there is no litigation for which the Company believes the outcome may be material to its financial results. The Company applies its accounting policy to accrue legal costs that can be reasonably estimated.

Irish Development Agency. In order to satisfy requirements of the Irish Development Agency in assisting the start-up of its Ireland subsidiary, the Company agreed to invest certain amounts and maintain a certain capital structure in its Ireland subsidiary. The effect of these financial relationships and commitments are reflected in the consolidated financial statements and do not represent any significant credit risk that would affect future liquidity.

Note 9. Income Taxes

Deferred tax assets (liabilities) consist of the following temporary differences:

	December 31,			
	2012		2011	
	Current	Long-term	Current	Long-term
Inventory write-downs and differences due to UNICAP	$ 75	$ —	$ 76	$ —
Allowance for doubtful accounts	22	—	22	—
Accrued liabilities and reserves	122	—	127	—
Other – foreign	119	(86)	108	(75)
Depreciation and amortization	—	(8,687)	—	(9,285)
Unrealized investment gains	—	113	—	123
Deferred income taxes, net	$ 451	$ (8,773)	$ 333	$ (9,237)

The components of income tax expense are as follows:

Years ended December 31,	2012	2011	2010
Current	$ 4,960	$ 4,287	$ 3,022
Deferred	(592)	(621)	4
Total	$ 4,368	$ 3,666	$ 3,026

Income tax expense differed from amounts computed by applying the statutory federal rate to pretax income as follows:

Years ended December 31,	2012	2011	2010
Federal income tax expense at the statutory rate	$ 2,741	$ 2,650	$ 2,914
State income taxes	266	257	283
Foreign income taxes (blended rate)	1,603	877	74
ETI, manufacturing deduction and tax credits	(266)	(270)	(275)
Other	24	152	30
Total	$ 4,368	$ 3,666	$ 3,026

The domestic and foreign components of income before income tax expense were as follows:

Years ended December 31,	2012	2011	2010
Domestic	$ 7,989	$ 7,795	$ 8,571
Foreign	6,548	3,285	469
Total	$14,537	$11,080	$ 9,041

Note 10. Options

The Company has stock option plans which authorize the grant of stock options to eligible employees, directors and other individuals to purchase up to an aggregate of 1,021,772 shares of common stock, of which 149,527 are outstanding as of December 31, 2012. All options granted under the plans are granted at current market value at the date of grant, and may be exercised between six months and ten years following the date of grant. The plans are intended to advance the interest of the Company by attracting and ensuring retention of competent directors, employees and executive personnel, and to provide incentives to those individuals to devote their utmost efforts to the advancement of shareholder value. Changes in stock options were as follows:

	Shares	Price Range Per Share
2012		
Granted	13,000	$ 33.30 – $ 33.30
Expired or canceled	19,393	24.00 – 28.13
Exercised	82,386	15.01 – 25.59
Total outstanding at December 31	149,527	17.71 – 33.30
Total exercisable at December 31	120,420	17.71 – 31.33
2011		
Granted	67,200	$ 26.52 – $ 26.75
Expired or canceled	24,612	24.00 – 31.33
Exercised	21,220	9.13 – 25.59
Total outstanding at December 31	238,306	15.01 – 31.33
Total exercisable at December 31	172,027	15.01 – 31.33
2010		
Granted	7,700	$ 28.06 – $ 28.06
Expired or canceled	5,243	17.71 – 31.33
Exercised	27,230	6.75 – 28.13
Total outstanding at December 31	216,938	9.13 – 31.33
Total exercisable at December 31	173,178	9.13 – 31.33

For the years ended December 31, 2012, 2011 and 2010, the Company reduced current income taxes payable and increased additional paid-in capital by $178, $34 and $38, respectively, for the income tax benefit attributable to sale by optionees of common stock received upon the exercise of stock options

Stock-Based Compensation. In 2012, the Company recognized $70 in equity compensation cost, compared to $95 in 2011 and $83 in 2010.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Years ended December 31,	2012	2011	2010
Expected dividend amount per quarter	$0.2571	$0.2449	$0.2471
Expected stock price volatility	22.8%	22.8%	22.0%
Risk-free interest rate	0.54%	1.19%	2.08%
Expected life of options	3.8 years	3.6 years	4.5 years

The per share weighted average fair value of options granted during 2012, 2011 and 2010 is $3.92, $3.09 and $3.71, respectively

All UTMD options vest over a four-year service period. Expected dividend amounts were estimated based on the actual cash dividend rate at the time the options were granted and an estimate of future dividends based on past dividend rate changes as well as management's expectations of future dividend rates over the expected holding period of the options. Expected volatility is based on UTMD's historical volatility over recent periods of time and trends in that volatility, giving weight to more recent periods. Risk free interest rates were estimated based on actual U.S. Treasury Securities Interest rates as reported by the Federal Reserve Bank for periods of time equivalent to the holding periods estimated for the options on the dates the options were granted. Expected term of options were estimated based on historical holding periods for similar options previously granted by UTMD to employees and directors.

The following table summarizes information about stock options outstanding at December 31, 2012:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$17.71 – 24.02	51,034	4.88	$22.79	48,107	$22.71
25.59 – 25.59	23,662	1.08	25.59	23,662	25.59
26.52 – 33.33	74,831	6.45	29.68	48,651	29.52
$17.71 – 33.30	149,527	5.07	$26.68	120,420	$26.03

Note 11. Geographic Sales Information

The Company had sales in the following geographic areas:

	2012	2011	2010
United States	$19,955	$18,853	$17,431
Europe	9,286	7,821	3,367
Other	12,310	11,186	4,323

Note 12. Revenues by Product Category

The Company had revenues in the following product categories:

Product Category	2012	2011	2010
Obstetrics	$ 5,194	$ 5,742	$ 5,940
Gynecology/Electrosurgery/Urology	23,141	19,196	5,888
Neonatal	6,539	6,951	7,295
Blood Pressure Monitoring and Accessories	6,678	5,971	5,998

Note 13. Product Sale and Purchase Commitments

The Company has had license agreements for the rights to develop and market certain products or technologies owned by unrelated parties. The confidential terms of such agreements are unique and varied, depending on many factors relating to the value and stage of development of the technology licensed. Royalties on future product sales are a normal component of such agreements and are included in the Company's cost of goods sold on an ongoing basis.

In 2010 there were no patents under which UTMD received royalties from other parties. In 2012 and 2011, UTMD received royalties of $89 and $71, respectively, for the use of intellectual property of Filshie Clip System as part of Femcare's exclusive U.S. distribution agreement with Cooper Surgical, Inc.

Note 14. Employee Benefit Plan

The Company sponsors a contributory 401(k) savings plan for U.S. employees, and contributory retirement plans for Irish and English employees. The Company's matching contribution is determined annually by the board of directors. Company contributions were approximately $161, $209 and $103 for the years ended December 31, 2012, 2011 and 2010, respectively

Note 15. Recent Accounting Pronouncements

The Company's management has evaluated the recently issued accounting pronouncements through the filing date of these financial statements and has determined that the application of these pronouncements will not have a material impact on the Company's financial position and results of operations.

Note 16. Subsequent Events

The Company evaluated its December 31, 2012 financial statements for subsequent events through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

FORWARD LOOKING INFORMATION

This report contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by management based on information currently available. When used in this document, the words "anticipate," "believe," "project," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company respecting future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties stated throughout the document. Although the Company has attempted to identify important factors that could cause the actual results to differ materially, there may be other factors that cause the forward statement not to come true as anticipated, believed, projected, expected, or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those described herein as anticipated, believed, projected, estimated, expected or intended. Financial estimates are subject to change and are not intended to be relied upon as predictions of future operating results, and the Company assumes no obligation to update or disclose revisions to those estimates.

ITEM 1A – RISK FACTORS

Legislative healthcare reform in the United States, as embodied in The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (the "Acts") adds a substantial excise tax that begins in 2013, increases administrative costs and may lead to decreased revenues:

The voluminous Acts, administrative rules to enforce the Acts and promised efforts to reform the Acts, make the U.S. medical device marketplace unpredictable, particularly for the thousands of small medical device manufacturers including UTMD that do not have the overhead structure that the large companies can afford. To the extent that the Acts place additional burdens on small medical device companies in the form of an excise tax on medical device sales, additional oversight of marketing and sales activities and new reporting requirements, the result is likely to be negative for UTMD's ability to effectively compete and support continued investments in new product development and marketing of specialty devices.

Increasing regulatory burdens including premarketing approval delays may result in significant loss of revenue, unpredictable costs and loss of management focus on helping the Company thrive:

The Company's experience in 2001-2005, when the FDA sought to shut it down highlights the ongoing risk of being subject to a regulatory environment which can be arbitrary and capricious. The risks associated with such a circumstance relate not only to the substantial costs of litigation in millions of dollars, but also loss of business, the diversion of attention of key employees for an extended period of time, from new product development and routine quality control management activities, and a tremendous psychological and emotional toll on employees.

Since the FDA reserves to itself the interpretation of which vague industry standards comprise law at any point in time, it is impossible for any medical device manufacturer to ever be confident that it is operating within the Agency's version of the law. The result is that companies, including UTMD, are considered guilty prior to proving their innocence. New premarketing submission rules and substantial increases in "user fees" may increase development costs and result in delays to revenues from new or improved products.

The growth of Group Purchasing Organizations adds non-productive costs, typically weakens the Company's marketing and sales efforts and may result in lower revenues:

GPOs, theoretically acting as bargaining agents for member hospitals, but actually collecting revenues from the companies that they are negotiating with, have made a concerted effort to turn medical devices that convey special patient safety advantages and better health outcomes, like UTMD's, into commodities. GPOs have been granted an antitrust exemption by the U.S. Congress. Otherwise, their business model based on "kickbacks" would be a violation of law. These bureaucratic entities do not recognize or understand the overall cost of care as it relates to safety and effectiveness of devices, and they create a substantial administrative burden that is primarily related to collection of their administrative fees.

Management's Report
On Internal Control Over Financial Reporting

As the healthcare industry becomes increasingly bureaucratic it puts smaller companies like UTMD at a competitive disadvantage:
An aging population and an extended economic recession are placing greater burdens on healthcare systems, particularly hospitals. The length of time and number of administrative steps required in adopting new products for use in hospitals has grown substantially in recent years. Smaller companies like UTMD typically do not have the administrative resources to deal with broad new administrative requirements, resulting in either loss of revenue or increased costs. As UTMD introduces new products it believes are safer and more effective, it may find itself excluded from certain customers because of the existence of long term supply agreements for preexisting products, particularly from competitors which offer hospitals a broader range of products. Restrictions used by hospital administrators to limit clinician involvement in device purchasing decisions makes communicating UTMD's clinical advantages much more difficult.

A product liability lawsuit could result in significant legal expenses and a large award against the Company:
UTMD's devices are frequently used in inherently risky situations to help physicians achieve a more positive outcome than what might otherwise be the case. In any lawsuit where an individual plaintiff suffers permanent physical injury, the possibility of a large award for damages exists whether or not a causal relationship exists.

The Company's reliance on third party distributors in some markets may result in less predictable revenues:
UTMD's distributors have varying expertise in marketing and selling specialty medical devices. They also sell other devices that may result in less focus on the Company's products.

The substantial increase in debt required to finance the acquisition of Femcare Group Ltd represents an increased business risk until the debt is repaid:
While the debt will help positively leverage financial performance if UTMD maintains future performance consistent with 2012 performance, it could also negatively leverage financial performance if the Company is unable to maintain sales volume and profit margins in a competitive worldwide market for its medical devices.

The loss of one or more key employees could negatively affect UTMD performance:
In a small company with limited resources, the distraction or loss of key personnel at any point in time may be disruptive to performance. The Company's benefits programs are key to recruiting and retaining talented employees. The rapid increase in UTMD's employee healthcare plan costs, for example, may cause the Company to have to reduce coverages which in turn represents a risk to retaining key employees.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2012.

The Company's independent registered public accounting firm, Jones Simkins LLC, has audited the Company's internal control over financial reporting as of December 31, 2012, and its report is shown on the next page.



Kevin L. Cornwell
Chief Executive Officer



Paul O. Richins
Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Utah Medical Products, Inc.

We have audited the accompanying consolidated balance sheets of Utah Medical Products, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited Utah Medical Products, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Utah Medical Products, Inc.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits. We did not audit the financial statements and we did not examine the effectiveness of internal control over financial reporting of Femcare Group Limited, a wholly owned subsidiary, whose statements reflect total assets of $50,514,000 and $49,891,000 as of December 31, 2012 and 2011, respectively, and total revenues of $16,484,000, $13,273,000, and $0, respectively for each of the years in the three-year period ended December 31, 2012. Those statements and the effectiveness of internal control over financial reporting were audited by other auditors whose reports have been furnished to us, and our opinions, insofar as they relate to the amounts included for Femcare Group Limited and the effectiveness of Femcare Group Limited's internal control over financial reporting is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Utah Medical Products, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit and the report of the other auditors, Utah Medical Products, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).



Jones Simkins LLC

Logan, Utah
March 1, 2013

Corporate Information

Board of Directors

Kevin L. Cornwell
Chairman and CEO

James H. Beeson, Ph.D., M.D., FACOG
Maternal-Fetal Medicine Physician
Department Chair — Women's & Children's Services at SouthCrest Hospital, Oklahoma

Ernst G. Hoyer
Retired, General Manager
Petersen Precision Engineering Co.

Barbara A. Payne, Ph.D.
Retired Consultant

Paul O. Richins
Principal Financial Officer

Officers

Kevin L. Cornwell
President and Secretary

Marcena H. Clawson
Vice President, Corporate Sales

Paul O. Richins
Chief Administrative Officer

Ben D. Shirley
Vice President,
Product Development and Quality Assurance

Jean P. Teasdale
Vice President, Manufacturing

The Company has a Code of Ethics for applicable executive officers and outside directors and a Code of Conduct which applies to all employees. Both are available at *www.utahmed.com.*

Investor Information

Corporate Headquarters
Utah Medical Products, Inc.
7043 South 300 West
Midvale, Utah 84047

Foreign Operations
Utah Medical Products Ltd.
Athlone Business & Technology Park
Dublin Road
Athlone, County Westmeath, Ireland

Femcare Group Limited
Stuart Court, Spursholt Place, Salisbury Road
Romsey, Hampshire SO51 6DJ
United Kingom

Transfer Agent
Registrar and Transfer Company
10 Commerce Street
Cranford, New Jersey 07016

Financial Auditors
Jones Simkins, P.C.
Logan, Utah

Corporate Counsel
Kruse, Landa, Maycock & Ricks, L.L.C.
Salt Lake City, Utah

Corporate Stock

The Company's common stock trades on the Nasdaq Global Market (symbol: UTMD). The following table sets forth the high and low sales price information as reported by Nasdaq for the periods indicated.



UTMD
NASDAQ
LISTED

	2012		2011	
	High	Low	High	Low
1st Quarter	$31.90	$26.61	$29.00	$26.25
2nd Quarter	36.00	27.97	29.36	26.26
3rd Quarter	34.74	33.30	27.00	24.52
4th Quarter	36.32	32.99	27.44	25.53

For shareholder information contact: Paul Richins, (801) 566-1200.
Website: *www.utahmed.com*, e-mail: *info@utahmed.com*

Stock Performance Chart

The following chart compares what an investor's five-year cumulative total return (assuming reinvestment of dividends) would have been assuming initial $100 investments on December 31, 2007, for the Company's Common Stock and the two indicated indices. The Company's Common Stock trades on the Nasdaq Global Market.

Cumulative shareholder return data respecting the Nasdaq Stock Market (U.S. and Foreign) are included as the comparable broad market index. The peer group index is all Nasdaq Stocks with Standard Industrial Classification (SIC) codes 3840-3849, all of which are in the medical device industry. UTMD's primary SIC code is 3841.



FIVE-YEAR CUMULATIVE TOTAL RETURNS
Utah Medical Products, Inc.
Nasdaq U.S. and Foreign
Nasdaq Stocks (SIC 3840-3849)
$140
$120
$100
$80
$60
$40
$136.15
$119.75
$107.11
Dec 07
Dec 08
Dec 09
Dec 10
Dec 11
Dec 12

December 31	2007	2008	2009	2010	2011	2012
Utah Medical Products, Inc.	100.0	78.9	104.4	102.0	105.3	136.1
Nasdaq Stock Market (US & Foreign)	100.0	60.0	87.1	102.9	102.0	119.7
Nasdaq Stock (SIC 3840-3849) Medical Devices, Instruments and Supplies	100.0	53.8	78.5	83.7	96.2	107.1





UTAH MEDICAL PRODUCTS, INC.
7043 South 300 West
Midvale, Utah 84047 U.S.A.
801-566-1200
www.utahmed.com
e-mail: info@utahmed.com